# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Korsana Biosciences, Inc., CIK 0001755237
CUSIP: 23255M303
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 09/08/2026
Filed by CIK 0001738048
Persons authorized to receive notices and communications: Sherman G. Souther, Venrock, 3340 Hillview Avenue, Palo Alto, California (CA), 94304, (650) 561-9580

## Reporting persons
- Venrock Healthcare Capital Partners III, L.P. (CIK 0001738048): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)
- VHCP Co-Investment Holdings III, LLC (CIK 0001750761): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)
- Venrock Healthcare Capital Partners EG, L.P. (CIK 0001808512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)
- Venrock Healthcare Capital Partners XP, L.P. (CIK 0002037157): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)
- VHCP Management III, LLC (CIK 0001738053): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)
- VHCP Management EG, LLC (CIK 0001808518): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)
- VHCP Management XP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)
- Bong Y. Koh (CIK 0001615979): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)
- Nimish Shah (CIK 0001698082): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,277; sole dispositive power 0; shared dispositive power 4,552,277; aggregate amount beneficially owned 4,552,277 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: Korsana Biosciences, Inc.
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts (MA), 02142

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Venrock Healthcare Capital Partners III, L.P. ("VHCP III"), VHCP Co-Investment Holdings III, LLC ("VHCP Co-Investment III"), Venrock Healthcare Capital Partners EG, L.P. ("VHCP EG"), Venrock Healthcare Capital Partners XP, L.P. ("VHCP XP"), VHCP Management III, LLC ("VHCP Management III"), VHCP Management EG, LLC ("VHCP Management EG"), VHCP Management XP, LLC ("VHCP Management XP"), Bong Koh ("Koh") and Nimish Shah ("Shah"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.
Residence or business address:
The address of the principal business office of each of the Reporting Persons is:

New York Office
7 Bryant Park, 23rd Floor, New York, NY 10018

Palo Alto Office
3340 Hillview Avenue, Palo Alto, CA 94304
Present principal occupation or employment: The principal business of each of the entities, Shah and Koh is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All of the entities were organized in Delaware. Shah and Koh are both United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 8, 2026, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated April 1, 2026, by and among the Issuer (which was formerly known as Cyclerion Therapeutics, Inc.), Cariboos Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Cyclerion, Cariboos Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, and Korsana Biosciences, Inc., a private Delaware corporation ("Old Korsana" and such transaction, the "Merger"). In connection with the closing of the Merger, the Issuer changed its name to Korsana Biosciences, Inc.

Between November 2024 and the closing of the Merger, the Reporting Persons had collectively purchased from Old Korsana, in a series of private offerings, an aggregate of 10,000,000 shares of Series Seed preferred stock, 37,871,909 shares of Series A preferred stock, 21,936,295 shares of common stock and pre-funded warrants to purchase 15,935,614 shares of common stock for an aggregate purchase price of $134,843,200 (collectively, the "Old Korsana Securities").

At the effective time of the Merger, (i) each then-outstanding share of Old Korsana common stock was converted into shares of the Issuer's common stock equal to 0.2074 for each share of Old Korsana common stock (the "Exchange Ratio"), (ii) each then-outstanding share of Old Korsana Series Seed preferred stock was converted into shares of the Issuer's Series B non-voting preferred stock, equal to the Exchange Ratio divided by 1,000, (iii) each then-outstanding share of Old Korsana Series A preferred stock was converted into shares of the Issuer's common stock equal to the Exchange Ratio, and (iv) each then-outstanding pre-funded warrant to purchase Old Korsana common stock that was converted into a pre-funded warrant to purchase the Issuer's common stock equal to the Exchange Ratio.

All purchases of the Old Korsana Securities described above were for cash and were funded by working capital of VHCP III, VHCP Co-Investment III, VHCP EG and VHCP XP.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the "Act")). Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Shah and Andrew Gottesdiener, each a partner of Venrock, are members of the board of directors of the Issuer. As a director of the Issuer, each of Messrs. Shah and Gottesdiener may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of common stock of the Issuer and percentage of the shares of common stock of the Issuer beneficially owned by such Reporting Person and are incorporated herein by reference. Due to the Beneficial Ownership Blocker described below, each Reporting Person's beneficial ownership percentage is 9.995%. Such percentage is based upon the sum of (i) 45,541,425 shares of common stock outstanding upon the closing of the Merger, as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on September 11, 2026 and (ii) 2,692 shares of common stock issuable upon exercise of stock options held by Shah that will vest within 60 days of the date of this filing. Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of the Reporting Persons' cover pages have been rounded down to 9.9%.

The Reporting Persons' ownership of the Issuer's securities consists of: (i) 1,385,432 shares of common stock, 130 shares of Series B preferred stock (the "Series B Preferred") and pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 1,006,446 shares of common stock held by VHCP III; (ii) 138,542 shares of common stock, 13 shares of Series B Preferred and Pre-Funded Warrants exercisable for up to 100,644 shares of common stock held by VHCP Co-Investment III; (iii) 2,024,520 shares of common stock, 935 shares of Series B Preferred and Pre-Funded Warrants exercisable for up to 1,470,712 shares of common stock held by VHCP EG; (iv) 1,001,091 shares of common stock, 830 shares of Series B Preferred and Pre-Funded Warrants exercisable for up to 727,242 shares of common stock held by VHCP XP; and (v) stock options exercisable for up to 48,455 shares of common stock held by Shah.

Each share of Series B Preferred is convertible, at the option of the holder, into 1,000 shares of common stock. Each of the Series B Preferred and Pre-Funded Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes conversion of the Series B Preferred and/or exercise of the Pre-Funded Warrants to the extent that, following conversion and/or exercise, VHCP III, VHCP Co-Investment III, VHCP EG and VHCP XP, together with their affiliates and other attribution parties, would own more than 9.99% of the outstanding shares of common stock. Each of VHCP III, VHCP Co-Investment III, VHCP EG and VHCP XP is currently prohibited from converting Series B Preferred and/or exercising Pre-Funded Warrants by virtue of the Beneficial Ownership Blockers.

VHCP Management III is the general partner of VHCP III and the manager of VHCP Co-Investment III. VHCP Management EG is the general partner of VHCP EG. VHCP Management XP is the general partner of VHCP XP. Messrs. Shah and Koh are the voting members of VHCP Management III, VHCP Management EG and VHCP Management XP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock of the Issuer as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pre-Funded Warrants

The Pre-Funded Warrants have an exercise price per share equal to $0.0001 (as adjusted from time to time as provided in the form of Pre-Funded Warrant) and may be exercised at any time and from time to time, subject to the Beneficial Ownership Blocker described below. The Pre-Funded Warrants do not expire. The exercise price may be paid in cash or, at the election of the holder, on a cashless basis. The Pre-Funded Warrants are transferable, in whole or in part, subject to compliance with applicable securities laws. Holders of Pre-Funded Warrants are not entitled to vote, receive dividends or exercise any other rights as a stockholder of the Issuer with respect to the underlying shares of common stock prior to exercise.

Neither VHCP III, VHCP Co-Investment III, VHCP EG nor VHCP XP may exercise any portion of a Pre-Funded Warrant to the extent that, immediately prior to or after giving effect to such exercise, the holder, together with its attribution parties, would beneficially own shares of the Issuer's common stock in excess of 9.99% of the shares of the Issuer's common stock outstanding immediately following such exercise. A holder may, upon written notice to the Issuer, increase or decrease the Beneficial Ownership Blocker applicable to its Pre-Funded Warrants to any other percentage not in excess of 19.99%, provided that any increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

The foregoing description of the Pre-Funded Warrants is not complete and is subject to and qualified in its entirety by reference to the complete text of the form of Pre-Funded Warrant, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Lock-up Agreements

Certain of Old Korsana's executive officers, directors, including Shah, and stockholders, including VHCP III, VHCP Co-Investment III, VHCP EG and VHCP XP, entered into lock-up agreements (the "Lock-Up Agreements"), pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's common stock or any securities convertible into or exercisable or exchangeable for the Issuer's common stock, currently or thereafter owned, including shares of the Issuer's common stock issuable upon conversion of the Issuer's Series B Preferred, but excluding, as applicable, shares purchased by existing Old Korsana shareholders pursuant to the terms of the Securities Purchase Agreement dated April 1, 2026 (including any shares of the Issuer's common stock issuable upon exercise of Pre-Funded Warrants issued in exchange for pre-funded warrants to purchase shares of Old Korsana common stock sold thereunder), until 180 days after the closing of the Merger.

The foregoing description of the Lock-Up Agreements is not complete and is subject to and qualified in its entirety by reference to the complete text of the form of Lock-up Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

Equity Awards

Shah was granted a stock option to purchase 48,455 shares of the Issue's common stock on September 9, 2026 and may be granted other equity awards by the Issuer in the future. Under an agreement between the Reporting Person and Venrock Management, LLC, an investment advisor to and an affiliate of certain Reporting Persons (the "Management Company"), Shah is deemed to hold the such equity award and the shares underlying such equity awards for the sole benefit of the Management Company and must exercise such equity awards solely upon the direction of the Management Company, which is entitled to the shares underlying such equity awards.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 Power of Attorney for Bong Koh, dated September 15, 2026.

Exhibit 24.2 Power of Attorney for Nimish Shah, dated September 15, 2026.

Exhibit 99.1 Joint Filing Agreement.

Exhibit 99.2 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-38787), filed with the SEC on September 11, 2026).

Exhibit 99.3 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to Cyclerion Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-38787), filed with the SEC on April 1, 2026).

## Signatures
- Venrock Healthcare Capital Partners III, L.P.: /s/ Sherman G. Souther, By VHCP Management III, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (09/15/2026)
- VHCP Co-Investment Holdings III, LLC: /s/ Sherman G. Souther, By VHCP Management III, LLC, its Manager, By Sherman G. Souther, Authorized Signatory (09/15/2026)
- Venrock Healthcare Capital Partners EG, L.P.: /s/ Sherman G. Souther, By VHCP Management EG, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (09/15/2026)
- Venrock Healthcare Capital Partners XP, L.P.: /s/ Sherman G. Souther, By VHCP Management XP, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (09/15/2026)
- VHCP Management III, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (09/15/2026)
- VHCP Management EG, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (09/15/2026)
- VHCP Management XP, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (09/15/2026)
- Bong Y. Koh: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (09/15/2026)
- Nimish Shah: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (09/15/2026)